SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cellular Technical Services Company, Inc.

Full Name of Registrant

Former Name if Applicable
4400 Biscayne Boulevard, Suite 980

Address of Principal Executive Office (Street and Number)
Miami, Florida 33137

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See Attachment A hereto

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Block	516	568-0100 Ext: 3
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Attachment B hereton

Cellular Technical Services Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2007	By	/s/ Jeffrey G. Spragens

Jeffrey G. Spragens Chief Executive Officer & President

ATTACHMENT A TO FORM 12b-25
Form 10-QSB for the Quarter Ended September 30, 2007
PART III — NARRATIVE
     Although the management of Cellular Technical Services, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-QSB for the quarter ended September 30, 2007 (the “Form 10-QSB”), the Registrant is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     On September 10, 2007, the Registrant filed its Form 8-K (the “Form 8-K”), including Form 10 disclosures, with regard to its acquisition of 100% of the issued and outstanding membership interests in SafeStitch LLC (“SafeStitch”) in exchange for 11,256,369 shares of the Registrant’s common stock, which represented a majority of the Registrant’s outstanding shares of common stock after the acquisition (the “SafeStitch Acquisition”). The Form 8-K included unaudited historical financial statements for the combined operations of the Registrant and SafeStich for the six month periods ended June 30, 2007 and June 30, 2006 and for the period beginning September 15, 2005 (inception of SafeStitch) and ended June 30, 2007 and pro-forma information. For accounting purposes, the SafeStitch Acquisition has been treated as a recapitalization of Safestitch, with Safestitch as the acquirer (reverse acquisition), and the Registrant’s historical financial statements prior to September 4, 2007 are those of SafeStitch. The Registrant’s auditor was not the auditor for SafeStitch.
     Furthermore, the Registrant completed the SafeStitch acquisition in the last month of its quarter ended September 30, 2007, and as a result of these and other factors, while preparing the Registrant’s financial statements for inclusion in the Form 10-QSB, the Registrant only recently determined that certain adjustments were required in the accounting for certain general and administrative and research and development expenses contained in the financial statements for and as of the six months ended June 30, 2007 and June 30, 2006 and for the period beginning September 15, 2005 (inception of SafeStitch) and ended June 30, 2007, which were included in the Form 8-K; consequently, pending final review, we anticipate that our net loss for each of the foregoing periods as will be reported in the Amended Form 8-K will increase over the figures previously filed in the Form 8-K. See below.
     The Registrant is diligently completing its review of the information relevant to the foregoing financial statements and anticipates that it will file the Form 10-QSB no later than the fifth calendar day following the prescribed due date.
ATTACHMENT B TO FORM 12b-25
     The Registrant expects to report the following significant changes in its results of operations from those previously reported in the Form 8-K: an increase in net loss for the six month periods ended June 30, 2007 and June 30, 2006 of approximately $120 to $125 thousand and $175 to $180 thousand, respectively, and an increase in net loss for the period beginning September 15, 2005 (inception of SafeStitch) and ended June 30, 2007 of approximately $120 to $125 thousand. In addition, pending final review, the Registrant expects to disclose increased research and development and general and administrative expenses which reflect increased operations as the Registrant matures, resulting in a net loss of approximately $750,000 for the third quarter of 2007, more than double the loss for the third quarter of 2006 (which has not previously been reported, as SafeStitch was not then part of a reporting entity) and approximately 70% of the net loss for the first six months of 2007.